Exhibit 99.219

NexTech AR Solutions Reports Record Preliminary

3rd Quarter 2020 Results

Video Conference, AR and eCommerce Revenue Driving Transformational Growth For Company

New York, NY – Toronto, ON – October 9, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality, eCommerce, and Virtual Events, reportes preliminary results for its third quarter ended September 30, 2020. The final numbers will be filed on SEDAR by November 30, 2020.

Q3 key highlights:

●	Record Q3 2020 Total Bookings of $6.7 million* which exceeded all of 2019 revenue of $6mill

●	331% growth over Q3 2019 revenue of $1,561,425

●	Record cash on hand of $16.3 million

●	Raised $13.2 million, through underwritten offering by Mackie Research of 2,035,000 shares at a price of $6.50

●	Hired Eugen Winschel 18 year SAP Executive as new COO

●	Doubled the size of the company to 140 in Q3 from just 70 in Q2 - to continue to meet the rapid ramp up in demand and increase the company’s technological capabilities.

●	Company became approved Microsoft partner

●	Launched New Distribution Deals with Well Known Consumer Brands, Including: Dyson, Philips Norelco, MR. Coffee, VitaMix, Breviel and Cusinart

●	Landed $250,000 AR contract with Ryerson University

●	Appointed Ori Inbar to its Board of Directors, a recognized AR expert, having been involved in the industry for over a decade as both a startup entrepreneur and a venture capital investor through SuperVentures.

●	Acquired the assets of Next Level Ninjas for $720,000 cash consideration

●	Launches “Screen AR” A New Augmented Reality Immersive Video Conferencing Software To Accelerate Business Opportunities

●	Began building Collaborative Video Conferencing Capabilities To Rival Zoom and Address Telemedicine and Edtech Markets

●	NexTech filed to uplist its stock to the Nasdaq Capital Market July 2nd.

Nextech attributes this massive growth to new customer acquisitions and the expansion of services for existing customers as the demand for AR and remote work solutions intensified.

The company is continuing to experience a rapid rise in demand for all its services. However demand is especially high for its AR Solutions which include; WebAR, AR ads, ScreenAR, Human holograms as well as custom AR solutions. Demand for the companies AR labs for education is growing at 200%/month while every virtual event the company does has multiple AR experiences. To meet this growing demand the company is currently hiring dozens of AR/VR, Unity and 3D modeling experts.

Evan Gappelberg, CEO of NexTech comments, “We are pleased to share our preliminary third quarter results for the period ending September 30, 2020. These extraordinarily positive results are being driven by an acceleration in demand across all of our products including: Video conferencing, eCommerce and Augmented Reality. He continues, “We are uniquely positioned to see our business benefit from the new ’stay at home’ economy and the digital transformation that is underway. We are now landing bigger deals with global brands that are choosing our InfernoAR video conferencing and AR solutions because we have the only video conferencing platform which offers AR solutions. We are “firing on all cylinders”, and sales velocity is continuing to accelerate as we begin our Q4”.

He continues “With our increased sales force crushing it, we utilize Total Bookings as a metric for the business. Total Bookings includes all services included in signed contracts for the period. Currently our bookings are mostly delivered within a 3-month period of the signed contract however as we sign up more annual and multi-year licenses, which bill monthly, booking will go further out”.

*This News Release makes reference to certain non-IFRS measures such as “Total Bookings”. We define Total Bookings as the total dollar value, including all subscription and non-subscription (one-time) services included in signed contracts with our customers. “Value” is the total revenue (recognizable or not) associated with each transaction, as opposed to the amount invoiced in the period. The total value will include total subscription fees over the period of the contract, expected variable fees, one time fees such as customization requests, professional services, and product sales. These non-IFRS measures are not recognized, defined or standardized measures under IFRS. Our definition of Total Bookings will likely differ from that used by other companies and therefore comparability may be limited. Total Bookings should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. Readers should not place undue reliance on non-IFRS measures and should instead view them in conjunction with the most comparable IFRS financial measures.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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